Exhibit 9.1

TENDER AND SUPPORT AGREEMENT

    TENDER AND SUPPORT AGREEMENT (this "Agreement") dated as of August 16, 2010 by and among FLIR Systems, Inc., an Oregon corporation ("Parent"), Indicator Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), and each stockholder listed on Annex I (each, a "Stockholder" and collectively, the "Stockholders"), each an owner of Shares of ICx Technologies, Inc., a Delaware corporation (the "Company").

WHEREAS, as of the date hereof, each Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the number of Shares set forth opposite such Stockholder's name under the heading "Shares Beneficially Owned" on Annex I (all such directly owned Shares which are outstanding as of the date hereof and which may hereafter be acquired pursuant to acquisition by purchase, stock dividend, distribution, stock split, split-up, combination, merger, consolidation, reorganization, recapitalization, combination or similar transaction, being referred to herein as the "Subject Shares;" provided that "Subject Shares" shall not include Shares beneficially owned in the form of Company Options or restricted stock, but only to the extent such Shares remain unvested, restricted or unexercised, as the case may be);

WHEREAS, as a condition to their willingness to enter into the Agreement and Plan of Merger (the "Merger Agreement") dated as of the date hereof by and among Parent, Merger Sub and the Company, Parent and Merger Sub have requested that each Stockholder, and in order to induce Parent and Merger Sub to enter into the Merger Agreement, each Stockholder (only in such Stockholder's capacity as a stockholder of the Company) has agreed to, enter into this Agreement;

WHEREAS, capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration given to each party hereto, the receipt of which is hereby acknowledged, the parties agree as follows:

ARTICLE I

AGREEMENT TO TENDER AND VOTE

Section 1.1 Agreement to Tender.  Each Stockholder shall duly tender, in the Offer, all of the Subject Shares pursuant to and in accordance with the terms of the Offer, provided the Offer Price does not decrease.  Promptly, but in any event no later than ten Business Days after the commencement of the Offer, each Stockholder shall (i) deliver to the depositary designated in the Offer (the "Depositary") (A) a letter of transmittal with respect to its Subject Shares complying with the terms of the Offer, (B) a certificate or certificates representing such Subject Shares or an "agent's message" (or such other evidence, if any, of transfer as the Depositary may reasonably request) in the case of a book-entry transfer of any uncertificated Subject Shares and (C) all other documents or instruments required to be delivered pursuant to the terms of the Offer, and/or (ii) instruct such Stockholder's broker or such other person that is the holder of record of any Subject Shares beneficially owned by such Stockholder to tender such Subject Shares pursuant to and in accordance with the terms of the Offer.  Each Stockholder shall duly tender to Merger Sub during any Subsequent Offering Period provided by Merger Sub in accordance with the terms of the Offer, all of the Subject Shares, if any, which shall have been issued after the Initial Expiration Time.  Each Stockholder agrees that once its Subject Shares are tendered pursuant to the terms hereof, such Stockholder will not withdraw any tender of such Subject Shares, unless and until (i) the Offer shall have been terminated or shall have expired, in each case, in accordance with the terms of the Merger Agreement, or (ii) this Agreement shall have been terminated in accordance with Section 2.3 hereof.

Section 1.2 Voting of Subject Shares.  At every meeting of the stockholders of the Company called for such purpose, and at every adjournment or postponement thereof, each Stockholder shall, or shall cause the holder of record on any applicable record date to, vote its Subject Shares (to the extent that any of such Stockholder's Subject Shares are not purchased in the Offer and provided that neither the Offer Price nor the Merger Consideration was decreased) (i) in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, (ii) against (A) any agreement or arrangement related to any Acquisition Proposal, and (B) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its Subsidiaries, and (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement which is considered at any such meeting of stockholders, and in connection therewith, such Stockholder shall execute any documents which are necessary or appropriate in order to effectuate the foregoing.  Each Stockholder shall retain at all times the right to vote its Subject Shares in its sole discretion and without any other limitation on those matters other than those set forth in this Section 1.2 that are at any time or from time to time presented for consideration to the Company's stockholders generally.  In the event that any meeting of the stockholders of the Company is held, such Stockholder shall, or shall cause the holder of record on any applicable record date to, appear at such meeting or otherwise cause its Subject Shares (to the extent that any of such Stockholder's Subject Shares are not purchased in the Offer) to be counted as present thereat for purposes of establishing a quorum.

Section 1.3 No Transfers; No Inconsistent Arrangements.  Except as provided hereunder or under the Merger Agreement, such Stockholder shall not, directly or indirectly, (i) transfer (which term shall include any sale, assignment, gift, pledge, hypothecation or other disposition), or consent to or permit any such transfer of, any or all of such Stockholder's Subject Shares or any interest therein (except where the transferee or third party agrees in writing to be bound by the terms hereof), or create or permit to exist any Lien that would prevent such Stockholder from tendering its Subject Shares in accordance with this Agreement or from complying with its other obligations under this Agreement, other than any restrictions imposed by applicable Law or pursuant to this Agreement, on any such Subject Shares, (ii) enter into any contracts inconsistent with the terms hereof with respect to any transfer of such Subject Shares or any interest therein, (iii) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to such Subject Shares relating to the subject matter hereof, (iv) deposit or permit the deposit of such Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Subject Shares, or (v) take or permit any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby.

Section 1.4 Appraisal Rights. Each Stockholder agrees not to exercise any appraisal rights in respect of its Subject Shares which may arise with respect to the Merger under Section 262 of the DGCL or otherwise.

Section 1.5 Documentation and Information. Each Stockholder (i) consents to and authorizes the publication and disclosure by Parent of its identity and holding of Subject Shares, and the nature of its commitments, arrangements and understandings under this Agreement, in any press release, the Offer Documents, or any other disclosure document required in connection with the Offer, the Merger and any transactions contemplated by the Merger Agreement, and (ii) agrees as promptly as practicable to give to Parent any information reasonably related to the foregoing that it may reasonably require for the preparation of any such disclosure documents.  Each Stockholder agrees as promptly as practicable to notify Parent of any required corrections with respect to any written information supplied by such Stockholder specifically for use in any such disclosure document, if and to the extent such Stockholder becomes aware that any such information shall have become false or misleading in any material respect.

Section 1.6 Changes to Shares. In the event of any stock dividend or distribution, or any change to the Shares by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or any other similar transaction, the term "Shares" as used in this Agreement shall be deemed to refer to and include the Shares and all such stock dividends and distributions and any securities into which or for which any or all of the Shares may be changed or exchanged or which are received in the relevant transaction.

Section 1.7 Representations and Warranties.Each Stockholder represents and warrants to Parent and Merger Sub as follows:

This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming this Agreement constitutes a valid and binding obligation of each of Parent and Merger Sub, constitutes a legal, valid and binding agreement of such Stockholder enforceable against such Stockholder in accordance with its terms.  The execution, delivery and performance by such Stockholder of this Agreement and the consummation of the transactions contemplated hereby do not and will not conflict with, or result in the breach or termination of or constitute a default (with or without the giving of notice or the lapse of time or both) under, any provision of any contract binding upon such Stockholder or any of its Affiliates, except for any such conflicts, breaches, terminations and defaults which would not, individually or in the aggregate, be reasonably expected to prevent, delay or impair the consummation by such Stockholder of the transactions contemplated by this Agreement.  Each Stockholder has, and on the date Merger Sub becomes obligated to accept for payment, purchase and pay for such Stockholders' Shares such Stockholder will have, good and valid title to the Subject Shares, free and clear of any Liens, proxies, voting trusts or agreements, understandings or arrangements.  Other than this Agreement, there are no options or rights to acquire or any agreements to which such Stockholder is a party or is subject relating to the Subject Shares. The Stockholder is not party to any agreement which would preclude such Stockholder's ability to sell the Subject Shares pursuant to the Offer.  As of the date hereof, the Shares Beneficially Owned by each Stockholder as listed on Annex I represent all of the Shares beneficially owned (within the meaning of Rule 13d 3 under the Exchange Act) by such Stockholder.

ARTICLE II

MISCELLANEOUS

Section 2.1 Notices.All notices, consents and other communications hereunder shall be all other parties to this Agreement and to the Company in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery), by confirmed facsimile transmission or by certified or registered mail (return receipt requested and first class postage prepaid), addressed as follows:

(a)        if to Parent or Merger Sub, to:

FLIR Systems, Inc.
27700 SW Parkway Avenue
Wilsonville, Oregon 97070
Telephone:  (503) 498-3547
Facsimile:  (503) 498-3911
Attention:  General Counsel

with a copy to:

Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603
Telephone: (312) 853-7000
Facsimile:  (312) 853-7036
Attention: Larry A. Barden and Kevin F. Blatchford

(b)                  if to the Stockholders, to:

Wexford Capital LP
411 West Putnam Avenue
Greenwich, CT 06830
Telephone:  (203) 862-7012
Facsimile:  (203) 862-7312
Attention:  Arthur Amron and Joseph Jacobs

 (c)                  if to the Company, to:

ICx Technologies, Inc.
2100 Crystal Drive, Suite 650
Arlington, VA 22202
Telephone:  (703) 678-2111
Facsimile:  (703) 678-2112
Attention:  Colin J. Cumming

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Telephone:  (212) 735-3000
Facsimile:  (212) 735-2000
Attention:  Peter Allan Atkins and Randall H. Doud

or to such other address or facsimile number for a party as shall be specified in a notice given in accordance with this section; provided that any notice received by facsimile transmission or otherwise at the addressee's location on any Business Day after 5:00 P.M. (addressee's local time) shall be deemed to have been received at 9:00 A.M. (addressee's local time) on the next Business Day; provided further that notice of any change to the address or any of the other details specified in or pursuant to this section shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five Business Days after such notice would otherwise be deemed to have been received pursuant to this section.  A party's rejection or other refusal to accept notice hereunder or the inability of another party to deliver notice to such party because of such party's changed address or facsimile number of which no notice was given by such party shall be deemed to be receipt of the notice by such party as of the date of such rejection, refusal or inability to deliver.  Nothing in this section shall be deemed to constitute consent to the manner or address for service of process in connection with any legal proceeding, including litigation arising out of or in connection with this Agreement.

Section 2.2 Further Assurances.Each Stockholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional documents as Parent or Merger Sub may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

Section 2.3 Termination.This Agreement shall terminate in its entirety upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time or (iii) any reduction of the Offer Price or the Merger Consideration or waiver or amendment of the Minimum Condition.  In addition, upon a Change in Recommendation under and in compliance with the Merger Agreement, the provisions set forth in Sections 1.1, 1.2 and 1.3 of this Agreement shall not apply for so long as such Change in Recommendation shall remain in effect; provided, however, that if the Board of Directors of the Company withdraws such Change of Recommendation and recommends that the stockholders of the Company accept the Offer, tender their Shares in the Offer and, to the extent required under applicable law, approve the Merger and adopt the Merger Agreement (a “Renewed Recommendation”), the provisions of Sections 1.1, 1.2 and 1.3 of this Agreement shall thereafter remain in full force and effect for so long as such Renewed Recommendation remains in effect.  Notwithstanding the foregoing, (i) termination of this Agreement shall not prevent any party hereunder from seeking any remedies (at Law or in equity) against any other party hereto for such party’s breach of any of the terms of this Agreement, and (ii) Section 1.7 and Section 2.1 through Section 2.15, inclusive, of this Agreement shall survive the termination of this Agreement.

Section 2.4 Amendments and Waivers

           (a) The parties hereto may only modify or amend this Agreement by a written agreement executed and delivered by duly authorized signatories of the respective parties.

             (b) Any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party or parties entitled to the benefits thereof only by a written instrument signed by the party expressly granting such waiver, which expressly states that it is intended to waive a right hereunder, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 2.5 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such costs and expenses, whether or not the transactions contemplated by this Agreement or the Merger Agreement are consummated.

Section 2.6 Binding Effect; Benefit; Assignment.Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors (including by operation of law) and permitted assigns.

Section 2.7 Governing Law.This Agreement shall be governed by, and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 2.8 Counterparts.This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement.

Section 2.9 Jurisdiction. Each of the parties hereto hereby (a) expressly and irrevocably submits to the exclusive personal jurisdiction of the Delaware Court of Chancery, any other court of the State of Delaware and any Federal court sitting in the State of Delaware in the event any dispute arises out of this Agreement, (b) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that such party will not bring any action relating to this Agreement in any court other than the Delaware Court of Chancery, any other court of the State of Delaware and any Federal court sitting in the State of Delaware and (d) agrees that each of the other parties shall have the right to bring any action or proceeding for enforcement of a judgment entered by the Delaware Court of Chancery, any other court of the State of Delaware and any Federal court sitting in the State of Delaware.  Each of Parent, Merger Sub and each Stockholder agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 2.10 Service of Process.Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in Section 2.09 hereof in any such action or proceeding by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to such party's address as specified in or pursuant to Section 2.01 hereof.  However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

Section 2.11 Entire Agreement; Third Party Beneficiaries.This Agreement (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (b) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 2.12 Severability.If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 2.13 Specific Performance.Each of the parties hereto acknowledges and agrees that, in the event of any breach of this Agreement, each nonbreaching party would be irreparably and immediately harmed and could not be made whole by monetary damages.  It is accordingly agreed that the parties hereto (a) will waive, in any action for specific performance, the defense of adequacy of a remedy at law and (b) shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to compel specific performance of this Agreement in any action instituted in accordance with Section 2.09.

Section 2.14 Stockholder Capacity.Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or shall require any Stockholder to attempt to) affect or limit any Stockholder who is a director or officer of the Company from acting in such capacity it being understood that this Agreement shall apply to each Stockholder solely in each Stockholder's capacity as a stockholder of the Company.

Section 2.15 Stockholder Obligations Several and Not Joint.The obligations of each Stockholder hereunder shall be several and not joint and no Stockholder shall be liable for any breach of the terms of this Agreement by any other Stockholder.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the day and year first above written.

FLIR SYSTEMS, INC.

By:       /s/ William A. Sundermeier
Name:           William A. Sundermeier
Title:           President, Government
Systems Division

INDICATOR MERGER SUB, INC.

By:       /s/ William A. Sundermeier
Name:           William A. Sundermeier
Title:           President

THE STOCKHOLDERS:

DPI LLC

By:       /s/ Joseph M. Jacobs
Name:  Joseph M. Jacobs
Title:           President

VALENTIS SB, L.P.

By: Valentis SB GP LLC, its general partner

By:       /s/ Joseph M. Jacobs
Name:  Joseph M. Jacobs
Title:           President

WEXFORD SPECTRUM INVESTORS LLC

By:       /s/ Joseph M. Jacobs
Name:  Joseph M. Jacobs
Title:           President

WEXFORD CATALYST INVESTORS LLC

By:       /s/ Joseph M. Jacobs
Name:  Joseph M. Jacobs
Title:           President

DEBELLO INVESTORS LLC

By:       /s/ Joseph M. Jacobs
Name: Joseph M. Jacobs
Title:           President

ANNEX I

Stockholder	Shares Beneficially Owned as of August 16, 2010	Subject Shares Outstanding as of August 16, 2010
DPI LLC	16,876,166	16,876,166
VALENTIS SB, L.P.1	2,804,306	2,677,056
WEXFORD SPECTRUM INVESTORS LLC	1,000,000	1,000,000
WEXFORD CATALYST INVESTORS LLC	670,000	670,000
DEBELLO INVESTORS LLC	260,000	260,000

1The beneficial ownership information by Valentis SB L.P. includes 127,250 shares issuable upon exercise of warrants.